Exhibit 99.1

Genetron Health Reports Second Quarter 2021 Unaudited Financial Results

BEIJING, China, August 24, 2021 — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ:GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, today announced its unaudited preliminary financial results for the second quarter ended June 30, 2021.

Second Quarter and Recent Highlights

•	Recorded total revenue of RMB 140.5 million (US$21.8 million) for the second quarter 2021, representing a 38.1% increase over the same period of 2020.

•	Generated LDT segment revenue with year on year growth of 15.0% to RMB 87.1 million (US$13.5 million) for the second quarter 2021.

•

IVD revenue was RMB 43.8 million (US$6.8 million) for the second quarter 2021, representing 141.5% growth over the same period of 2020, due to increasing sales of Genetron S5 instrument and 8-gene Lung Cancer Assay (Tissue).

•	Development services grew 21.8% compared to a year ago, based on our increasing effort in providing services to biopharmaceutical partners.

•	Achieved gross margin of 67.2% for the second quarter 2021, compared to 63.1% in the same period of 2020, thanks to improvements in both LDT and IVD business lines.

•	Genetron established a IVD partnership with Shanghai Yikon Genomics Technology Co., Ltd., in which the partner will have exclusive rights of its S5 instrument in the area of reproductive health.

•	Recently, Seq-MRD for hematologic cancers has signed on a leading pharmaceutical MNC for use in their clinical trial.

•	AYVAKIT® companion diagnostic kit, developed in partnership with CStone Pharmaceuticals, has entered the priority review and approval process under the NMPA in China.

•	Received CE Mark for 8-gene Lung Cancer Assay (Tissue).

•	Established collaboration with Guizhou Province’s Dafang County authorities to use HCCscreenTM for high-risk liver cancer patients in the rural markets.

•

Genetron’s Beijing lab achieved full marks and was ranked first in NCCL’s External Quality Assessment of participating clinical laboratories in China, based on its NGS-based comprehensive genomic profiling for solid tumors, Onco Panscan.

“In the second quarter, we delivered strong revenues, along with improved gross margins. We were pleased to see continued sales momentum across all of our business lines,” remarked Mr. Sizhen Wang, co-founder and CEO of Genetron Health. “Over the past several weeks, the stricter COVID policies in China have impacted our business, which at present we believe is temporary. We are closely monitoring the evolving situation and remain focused on executing our strategy in geographies and segments that are less affected by the restrictions. Notwithstanding the near-term challenges, we also continue to execute on the pipeline front in the second half. We are moving along with our NMPA registrational trial preparation for HCCscreenTM, and we project to release CRC data for early screening later this year. Our efforts in MRD are also progressing – with the upcoming LDT launch of Seq-MRD in blood cancers in the clinical settings, as well as other ongoing studies in solid tumors. As we continue to focus on achieving the important milestones for the company, we also remain confident about the overall growth prospects of the precision oncology sector in China, thanks to continued government support and related policy tailwinds that aim at providing broader and better healthcare options for Chinese citizens.”

Second Quarter 2021 Unaudited Preliminary Financial Results

Total revenue for the second quarter 2021 increased by 38.1% to RMB140.5 million (US$21.8 million) from RMB101.7 million in the same period of 2020.

Diagnosis and monitoring revenue increased by 39.4% to RMB131.0 million (US$20.3 million) in the second quarter 2021 from RMB93.9 million in the same period of 2020. The increase was driven by the growth in the revenue generated from the sale of IVD products.

•

Revenue generated from the provision of LDT services increased by 15.0% to RMB87.1 million (US$13.5 million) during the second quarter 2021 from RMB75.8 million in the same period of 2020. In the second quarter, sales of LDT services included sales of our early screening test, HCCscreen. LDT diagnostic tests sold in the second quarter 2021 totaled approximately 6,840 units.

•

Revenue generated from sales of IVD products increased by 141.5% to RMB43.8 million (US$6.8 million) in the second quarter 2021 from RMB18.1 million in the second quarter 2020, due to increasing sales of Genetron S5 instrument and 8-gene Lung Cancer Assay (Tissue).

Contracted in-hospital partners

(as of the end of the period indicated)

	2Q20	3Q20	4Q20	1Q21	2Q21
IVD In-hospital partners	18	20	22	23	28

	2Q20	3Q20	4Q20	1Q21	2Q21
Total in-hospital partners(1)	35	38	40	42	50

Note:

(1)	The number of total in-hospital partners include both sales of LDT services and IVD products.

Revenue generated from development services increased by 21.8% to RMB9.5 million (US$1.5 million) in the second quarter 2021, from RMB7.8 million in the same period of 2020. Biopharmaceutical revenue growth increased significantly in the second quarter of 2021 compared to the same period of 2020.

Cost of revenue increased by 22.7% to RMB46.0 million (US$7.1 million) for the three months ended June 30, 2021, compared to RMB37.5 million in the same period of 2020.

Gross profit increased by 47.1% to RMB94.5 million (US$14.6 million) in the second quarter 2021 from RMB64.2 million in the same period of 2020. Gross margin improved to 67.2% for the second quarter 2021, compared to 63.1% in the same period of 2020, mainly due to higher gross margins for both LDT and IVD business lines.

Operating expenses increased by 65.8% to RMB194.6 million (US$30.1 million) for the three months ended June 30, 2021, from RMB117.4 million in the same period of 2020.

Selling expenses increased by 46.0% to RMB88.5 million (US$13.7 million) in the second quarter 2021 from RMB60.6 million in the same period of 2020. Selling expenses as a percentage of revenues was 63.0% in the second quarter 2021, compared to 59.6% in the same period of 2020. The increase was primarily due to higher marketing expense and higher employee compensation expenses.

Administrative expenses increased by 95.6% to RMB54.6 million (US$8.5million) in the second quarter 2021 from RMB27.9 million in the same period of 2020. Administrative expenses as a percentage of revenues increased to 38.8% in the second quarter 2021 from 27.4% in the second quarter 2020. The increases were mainly due to more headcount, higher professional fees, and IT expenses.

Research and development expenses increased by 88.2% to RMB56.2 million (US$8.7 million) in the second quarter 2021 from RMB29.8 million in the same period of 2020. Research and development expenses as a percentage of revenues increased to 40.0% in the second quarter of 2021 from 29.3% in the same period of 2020. The increases were driven by higher R&D headcount and related expenses, as well as continued innovation efforts including product development and clinical trial activities.

As a result of the above, operating loss was RMB100.2 million (US$15.5 million) for the three months ended June 30, 2021, compared to RMB53.1 million for the three months ended June 30, 2020.

Net finance income increased to RMB8.0 million (US$1.2 million) in the second quarter 2021 from net finance costs of RMB0.6 million in the same period of 2020. The increase was mainly driven by the foreign currency exchange gain.

Loss for the period was RMB92.1 million (US$14.3 million) for the three months ended June 30, 2021, compared to RMB2,832.4 million for the three months ended June 30, 2020. The Company recorded RMB2,778.6 million and nil in fair value loss of financial instruments with preferred rights for the three months ended June 30, 2020 and 2021, respectively.

Non-IFRS loss for the period, defined as loss for the period excluding share-based compensation expenses, fair value change and other loss of financial instruments with preferred rights, was RMB79.6 million (US$12.3 million) for the three months ended June 30, 2021, compared to RMB43.9 million for the three months ended June 30, 2020. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

Basic loss per ordinary share attributable to ordinary shareholders of the Company was RMB0.20 (US$0.03) for the second quarter of 2021, compared with a basic loss per share attributable to ordinary shareholders of the Company of RMB17.04 for the same period of 2020. Excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights, non-IFRS basic loss per share attributable to ordinary shareholders of the Company was RMB0.17 (US$0.03) for the second quarter of 2021, compared with non-IFRS basic loss per share attributable to ordinary shareholders of the Company of RMB0.26 for the same period of 2020. Diluted loss per share attributable to ordinary shareholders of the Company is equivalent to basic loss per share attributable to ordinary shareholders of the Company. Each ADS represents of five ordinary shares, par value US$0.00002 per share. Please refer to the section in this press release titled “Non-IFRS Financial Measures” for details.

As of June 30, 2021, our cash and cash equivalents, restricted cash and current financial assets at fair value through profit or loss were RMB1,214.0 million (US$188.0 million), compared to RMB1,516.1 million as of December 31, 2020. The total decrease was mainly used for operating activities.

2021 Financial Guidance

At this time, we expect the current COVID-related restrictions to be temporary, and are maintaining our 2021 expected revenue range of RMB615 million to RMB625 million. However, if the current environment sustains or worsens, the Company expects to reassess its financial projections and would provide appropriate updates to the market at that time.

Conference Call

A conference call and webcast to discuss the results will be held at 8:30 a.m. U.S. Eastern Time on August 24, 2021 (or at 8:30 pm Beijing Time on August 24, 2021). Interested parties may listen to the conference call by dialing numbers below:

United States:	+1-845-675-0437
China Domestic:	400-620-8038
Hong Kong:	+852-3018-6771
International:	+65-6713-5090
Conference ID:	7494097

Participants are encouraged to dial into the call at least 15 minutes in advance due to high call volumes.

A replay will be accessible through August 31, 2021 by dialing the following numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	7494097

A simultaneous webcast of the conference call will be available on the “News and Presentations” page of the Investors section of the Company’s website. A replay of the webcast will be available for 30 days following the event. For more information, please visit ir.genetronhealth.com.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB 6.4566, representing the exchange rate as of June 30, 2021, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on June 30, 2021.

Non-IFRS Financial Measures

The Company uses non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period, which are non-IFRS financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year/period. The Company believes that non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period should not be considered in isolation or construed as an alternative to operating profit, loss for the year/period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period and the reconciliation to its most directly comparable IFRS measures. Non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS loss and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period represent loss for the year/period excluding share-based compensation expenses, fair value change of financial instruments with preferred rights and other loss of financial instruments with preferred rights (if applicable).

Please see the “Unaudited Non-IFRS Financial Measures” included in this press release for a full reconciliation of non-IFRS loss for the year/period to loss for the year/period and non-IFRS loss per share attributable to ordinary shareholders of the Company for the year/period to loss per share attributable to ordinary shareholders of the Company for the year/period.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

US:

Hoki Luk

Head of Investor Relations

Email: hoki.luk@genetronhealth.com

Phone: +1 (408) 891-9255

David Deuchler, CFA

Managing Director | Gilmartin Group

ir@genetronhealth.com

Media Relations Contact

Yanrong Zhao

Genetron Health

yanrong.zhao@genetronhealth.com

Edmond Lococo

ICR

Edmond.Lococo@icrinc.com

Mobile: +86 138-1079-1408

genetron.pr@icrinc.com

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021		June 30,2020	June 30, 2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenue	101,735	140,485	21,758	178,578	232,546	36,017
Cost of revenue	(37,512)	(46,021)	(7,128)	(72,117)	(83,533)	(12,938)

Gross profit	64,223	94,464	14,630	106,461	149,013	23,079

Selling expenses	(60,618)	(88,516)	(13,709)	(114,442)	(148,187)	(22,951)
Administrative expenses	(27,906)	(54,577)	(8,453)	(49,529)	(99,180)	(15,361)
Research and development expenses	(29,845)	(56,162)	(8,698)	(57,474)	(106,136)	(16,438)
Net impairment losses on financial and contract assets	(267)	(3,474)	(538)	(990)	(13,304)	(2,061)
Other income and gains/(losses) - net	1,270	8,081	1,252	(4,332)	8,611	1,335

Operating expenses	(117,366)	(194,648)	(30,146)	(226,767)	(358,196)	(55,476)

Operating loss	(53,143)	(100,184)	(15,516)	(120,306)	(209,183)	(32,397)

Finance income	198	9,447	1,463	228	5,179	802
Finance costs	(827)	(1,409)	(218)	(4,375)	(3,180)	(493)

Finance (costs)/income - net	(629)	8,038	1,245	(4,147)	1,999	309

Fair value loss of financial instruments with preferred rights	(2,778,591)	—	—	(2,823,370)	—	—

Loss before income tax	(2,832,363)	(92,146)	(14,271)	(2,947,823)	(207,184)	(32,088)
Income tax expense	—	—	—	—	—	—

Loss for the period	(2,832,363)	(92,146)	(14,271)	(2,947,823)	(207,184)	(32,088)

Loss attributable to:
Owners of the Company	(2,832,363)	(91,820)	(14,221)	(2,947,823)	(204,574)	(31,684)
Non-controlling interests	—	(326)	(50)	—	(2,610)	(404)

	(2,832,363)	(92,146)	(14,271)	(2,947,823)	(207,184)	(32,088)

Loss per share attributable to ordinary shareholders of the Company	RMB	RMB	USD	RMB	RMB	USD
-Basic and diluted	(17.04)	(0.20)	(0.03)	(20.25)	(0.45)	(0.07)

Loss per ADS attributable to ordinary shareholders of the Company
-Basic and diluted	(85.22)	(1.00)	(0.15)	(101.23)	(2.23)	(0.35)

Shares used in loss per share attributable to ordinary shareholders of the Company computation:
-Basic and diluted	166,179,400	459,903,803	459,903,803	145,604,263	458,999,227	458,999,227
ADS used in loss per ADS attributable to ordinary shareholders of the Company computation:
-Basic and diluted	33,235,880	91,980,761	91,980,761	29,120,853	91,799,845	91,799,845

GENETRON HOLDINGS LIMITED

UNAUDITED NON-IFRS FINANCIAL MEASURE

	For the three months ended			For the six months ended
	June 30, 2020	June 30, 2021		June 30, 2020	June 30, 2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Loss for the period	(2,832,363)	(92,146)	(14,271)	(2,947,823)	(207,184)	(32,088)
Adjustments:
Share-based compensation	9,903	12,504	1,937	14,954	21,754	3,369
Fair value loss of financial instruments with preferred rights	2,778,591	—	—	2,823,370	—	—

Non-IFRS Loss	(43,869)	(79,642)	(12,334)	(109,499)	(185,430)	(28,719)

Attributable to:
Owners of the Company	(43,869)	(79,316)	(12,284)	(109,499)	(182,820)	(28,315)
Non-controlling interests	—	(326)	(50)	—	(2,610)	(404)

	(43,869)	(79,642)	(12,334)	(109,499)	(185,430)	(28,719)

Non-IFRS loss per share attributable to ordinary shareholders of the Company	RMB	RMB	USD	RMB	RMB	USD
-Basic and diluted	(0.26)	(0.17)	(0.03)	(0.75)	(0.40)	(0.06)

Non-IFRS loss per ADS (5 ordinary shares equal to 1 ADS) attributable to ordinary shareholders of the Company
-Basic and diluted	(1.32)	(0.86)	(0.13)	(3.76)	(1.99)	(0.31)

Shares used in non-IFRS loss per share attributable to ordinary shareholders of the Company computation:
-Basic and diluted	166,179,400	459,903,803	459,903,803	145,604,263	458,999,227	458,999,227
ADS used in non-IFRS loss per ADS attributable to ordinary shareholders of the Company computation:
-Basic and diluted	33,235,880	91,980,761	91,980,761	29,120,853	91,799,845	91,799,845

GENETRON HOLDINGS LIMITED

UNAUDITED REVENUE AND SEGMENT INFORMATION

	Diagnosis and monitoring - provision of LDT services RMB’000	Diagnosis and monitoring - sale of IVD products RMB’000	Development services RMB’000	Total RMB’000
Three months ended June 30, 2020
Revenue	75,772	18,145	7,818	101,735
Segment profit	53,094	10,040	1,089	64,223

Three months ended June 30, 2021
Revenue	87,138	43,827	9,520	140,485
Segment profit	61,890	31,312	1,262	94,464

Six months ended June 30, 2020
Revenue	123,348	37,358	17,872	178,578
Segment profit/(loss)	81,749	25,388	(676)	106,461

Six months ended June 30, 2021
Revenue	158,966	59,093	14,487	232,546
Segment profit	110,701	36,534	1,778	149,013

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As at December 31, 2020	As at June 30, 2021
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	76,891	76,746	11,886
Right-of-use assets	59,706	55,583	8,609
Intangible assets	12,265	15,284	2,367
Financial assets at fair value through profit or loss	19,609	36,334	5,628
Prepayments	15,362	23,418	3,627

Total non-current assets	183,833	207,365	32,117

Current assets
Inventories	24,971	32,978	5,108
Contract assets	1,112	2,188	339
Other current assets	36,500	31,255	4,841
Trade receivables	164,592	211,898	32,819
Other receivables and prepayments	42,420	46,835	7,254
Amounts due from related parties	214	225	35
Financial assets at fair value through profit or loss	140,294	142,194	22,023
Derivative financial instruments	196	745	115
Restricted cash	—	5,000	774
Cash and cash equivalents	1,375,766	1,066,815	165,229

Total current assets	1,786,065	1,540,133	238,537

Total assets	1,969,898	1,747,498	270,654

GENETRON HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As at December 31, 2020	As at June 30, 2021
	RMB’000	RMB’000	US$’000
LIABILITIES
Non-current liabilities
Borrowings	5,493	1,709	265
Lease liabilities	43,016	38,627	5,983
Other non-current liabilities	—	8,096	1,254

Total non-current liabilities	48,509	48,432	7,502

Current liabilities
Trade payables	34,071	36,172	5,602
Contract liabilities	8,417	9,719	1,505
Other payables and accruals	111,164	107,742	16,688
Amounts due to related parties	24	513	79
Borrowings	58,583	27,903	4,322
Lease liabilities	16,585	19,087	2,956
Derivative financial instruments	—	4,219	653

Total current liabilities	228,844	205,355	31,805

Total liabilities	277,353	253,787	39,307

Net assets	1,692,545	1,493,711	231,347

SHAREHOLDERS’ EQUITY
Equity attributable to owners of the Company
Share capital	59	59	9
Share premium	6,657,562	6,680,307	1,034,648
Other reserves	(24,701)	(49,917)	(7,731)
Accumulated losses	(4,940,375)	(5,144,949)	(796,851)

	1,692,545	1,485,500	230,075

Non-controlling interests	—	8,211	1,272

Total shareholders’ equity	1,692,545	1,493,711	231,347